EXHIBIT 99.1

YXT.com Announces Strategic Management Changes

SUZHOU, China, Nov. 26, 2024 (GLOBE NEWSWIRE) -- YXT.com Group Holding Limited (NASDAQ: YXT) (“YXT.com” or the “Company”), a leader and disruptor of the digital corporate learning industry in China, today announced changes to its senior management team.

Mr. Teng Zu has resigned from his position as the chief executive officer (“CEO”) due to personal reasons, effective today. Mr. Zu’s resignation did not result from any disagreement with the Company. In addition, the board of directors of the Company (the “Board”) appointed Mr. Zu as the vice chairman of the Board, effective today. Mr. Zu will remain with the Company as a director and the vice chairman of the Board.

Following this transition, the Board has appointed Mr. Xiaoyan Lu, the Company's director, founder, and chairman of the Board, to serve as the CEO of the Company, effective today. Mr. Lu will continue his role as chairman of the Board.

Additionally, the Board has appointed Mr. Yazhou Wu, the Company's chief technology officer (“CTO”), to the additional role of chief operating officer (“COO”). In this expanded capacity, Mr. Wu will oversee the Company’s overall operational management while continuing his technology leadership role.

“I am honored to return as CEO at this pivotal time,” said Mr. Xiaoyan Lu. “Mr. Zu has built a strong foundation in digital corporate learning, and I am confident that with our enhanced management structure and dedicated team, we are well-positioned to accelerate our growth strategy. We remain committed to driving innovation in digital corporate learning and creating lasting value for our stakeholders.”

Safe Harbor Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

About YXT.com
As a technology company, YXT.com provides corporations with digital corporate learning solutions, including SaaS platforms, learning content, and other services. YXT.com is a leader and disruptor of the digital corporate learning industry in China. Established in 2011, YXT.com has supported Fortune 500 companies and other leading companies with their transformation and digitalization of learning and development, and has received recognition, respect and recurring business.

Contact
Robin Yang
ICR, LLC
YXT.IR@icrinc.com
+1 (646) 405-4883